Exhibit 99.1

BITZERO HOLDINGS INC.

(FORMERLY WBM CAPITAL CORP.)

Interim Condensed Consolidated Financial Statements

For the three and nine months

ended June 30, 2026 and 2025

(expressed in United States Dollars, unless otherwise stated)

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Table of Contents

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss	3

Interim Condensed Consolidated Statements of Financial Position	4

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity	5

Interim Condensed Consolidated Statements of Cash Flows	6

Notes to the Interim Condensed Consolidated Financial Statements	7

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Interim condensed consolidated statements of loss and comprehensive loss

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

	Note	Three months ended June 30, 2026	Three months ended June 30, 2025	Nine months ended June 30, 2026	Nine months ended June 30, 2025
		$	$	$	$

Revenue from digital assets mined	6	10,660,663	6,433,870	23,476,975	17,441,919
Refunds and other adjustments	6	(9,812)	—	(9,812)	1,061
Direct costs	7	(12,411,797)	(6,926,572)	(23,994,488)	(18,986,041)
		(1,760,946)	(492,702)	(527,325)	(1,543,061)

Administrative expenses	8	1,244,001	1,037,486	3,997,625	3,363,837
Finance costs	9	955,104	638,733	5,495,289	908,153
Marketing expenses	10	486,449	101,772	1,372,305	564,840
		2,685,554	1,777,991	10,865,219	4,836,830

Operating loss before other items		(4,446,500)	(2,270,693)	(11,392,544)	(6,379,891)
Share-based expenses	11	4,931,500	5,700,000	20,014,769	10,200,000
Foreign exchange (gain) loss		2,140,136	181,342	(47,974)	1,588,046
Realized loss (gain) from sale of digital currency		1,189,073	(440,836)	1,422,737	(1,563,534)
Loss on contract settlement		—	—	—	(1,932,048)
Financing loss		—	—	267,384	—
Loss (gain) on derivative financial instruments		13,262,586	—	5,900,982	—
Realized loss on disposal of assets		494,922	—	610,269	—
Revaluation gain on options		—	—	(138,930)	—
		22,018,217	5,440,506	28,029,237	8,292,464

Loss before income taxes		(26,464,717)	(7,711,199)	(39,421,781)	(14,672,355)

Income tax		—	—	—	—
Net loss		(26,464,717)	(7,711,199)	(39,421,781)	(14,672,355)

Revaluation loss (gains) on digital currency		(1,220,259)	260,913	(348,928)	(745,742)
(Gain) loss on translation of foreign operations		(1,128,664)	93,429	(1,277,496)	(107,963)
Other comprehensive income		(2,348,923)	354,342	(1,626,424)	(853,705)

Total comprehensive loss		(24,115,794)	(8,065,541)	(37,795,357)	(13,818,650)

Loss per share Basic	13	(0.48)	(0.20)	(0.76)	(0.39)
Diluted	13	(0.48)	(0.20)	(0.76)	(0.39)

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Interim condensed consolidated statements of financial position

As at June 30, 2026 and September 30, 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

	Note	June 30, 2026	September 30, 2025
		$	$
ASSETS
Non-current assets
Property, plant and equipment	16	25,463,588	28,556,661
Construction in progress	14	9,205,124	3,377,689
Right-of-use assets	17	—	—
Restricted cash		2,000,000	2,000,000
Prepaids and deposits, non-current portion		1,596,532	1,590,551
		38,265,244	35,524,901
Current assets
Prepaids and deposits	21	6,594,687	72,035
Indirect taxes recoverable	15	1,022,208	534,992
Accounts receivable		—	380,093
Digital currency	12	2,462,683	753,211
Cash and cash equivalents		2,453,673	2,501,986
Cash held in trust		493,384	2,973,500
		13,026,635	7,215,817
TOTAL ASSETS		51,291,879	42,740,718

EQUITY
Share capital	22	128,647,259	101,014,316
Contributed surplus	22	10,767,991	6,840,775
Debenture reserve	22	54,733	54,733
Accumulated other comprehensive loss		(11,852,861)	(13,479,285)
Accumulated losses		(121,001,609)	(81,579,828)
		6,615,513	12,850,711

LIABILITIES
Non-current liabilities
Settlement liability, non-current portion	19	—	1,641,501
Senior secured loans, non-current portion	20	7,635,783	14,682,013
Lease liabilities, non-current portion		—	—
		7,635,783	16,323,514
Current liabilities
Other loans and payables		—	—
Convertible notes and debentures	20	3,744,123	1,568,220
Accounts and other payables	19	7,569,220	7,309,701
Contingent consideration payable		1,760,547	1,760,547
Derivative liabilities	20	15,552,778	—
Related party advances	18	151,361	150,794
Settlement liability, current portion	19	1,612,070	1,222,364
Senior secured loans, current portion	20	6,650,484	1,554,867
Lease liabilities, current portion		—	—
		37,040,583	13,566,493

TOTAL LIABILITIES		44,676,366	29,890,007
TOTAL EQUITY AND LIABILITIES		51,291,879	42,740,718

GOING CONCERN	2
CONTINGENCIES	23
SUBSEQUENT EVENTS	26

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Interim condensed consolidated statements of changes in shareholders’ equity

For the nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

	Note	Share capital	Contributed surplus	Debenture reserve	Accumulated other comprehensive loss	Accumulated losses	Total
		$	$	$	$	$	$

September 30, 2025		101,014,316	6,840,775	54,733	(13,479,285)	(81,579,828)	12,850,711

Share-based expenses and advisory shares		854,842	19,159,927	—	—	—	20,014,769
Restricted share units exercised		14,309,553	(14,309,553)	—	—	—	—
Warrants exercised		842,452	—	—	—	—	842,452
Convertible debt converted		220,246	—	—	—	—	220,246
Subscriptions		607,750	892,293	—	—	—	1,500,043
Options exercised		1,815,451	(1,815,451)	—	—	—	—
Shares issued under FAR arrangements		3,457,454	—	—	—	—	3,457,454
Debt and derivative settlements and exercises		5,525,195	—	—	—	—	5,525,195
Total comprehensive loss for the period		—	—	—	1,626,424	(39,421,781)	(37,795,357)
		27,632,943	3,927,216	—	1,626,424	(39,421,781)	(6,235,198)
June 30, 2026		128,647,259	10,767,991	54,733	(11,852,861)	(121,001,609)	6,615,513

September 30, 2024		81,662,446	8,193,421	54,733	(11,054,084)	(65,031,486)	13,825,030

Share-based expenses		—	10,200,000	—	—	—	10,200,000
Exercised stock options		794,335	(695,155)	—	—	—	99,180
Exercised RSUs		5,157,491	(5,157,491)	—	—	—	—
Issuance of advisory shares		150,000	—	—	—	—	150,000
Subscriptions		6,703,000	—	—	—	—	6,703,000
Total comprehensive loss for the period		—	—	—	853,705	(14,672,355)	(13,818,650)
		12,804,826	4,347,354	—	853,705	(14,672,355)	3,333,530
June 30, 2025		94,467,272	12,540,775	54,733	(10,200,379)	(79,703,841)	17,158,560

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Interim condensed consolidated statement of cash flows

For the nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

	Nine months ended June 30, 2026	Nine months ended June 30, 2025
	$	$
CASH FROM OPERATING ACTIVITIES

Net loss for the period	(39,421,781)	(14,672,355)
Adjustments for non-cash items:
Share-based expenses	20,014,769	10,200,000
Depreciation of property, plant and equipment	7,305,858	8,937,872
Amortization of right-of-use assets	7,595,884	214,642
Interest on lease liabilities	114,084	72,172
Interest and accretion on loans and payables	4,744,383	832,502
Fair value loss on derivative financial instruments	5,900,982	—
Loss on financing	267,384	—
Loss on disposal of assets	610,269	—
Revaluation gain on options	(138,930)	—
Revaluation losses on digital currency	—	745,742
Payment of non-cash consideration	—	150,000
Gain on contract settlement	—	(1,932,048)
	46,414,683	19,220,882
Adjustments for working capital items:
Indirect taxes recoverable	(487,215)	(488,779)
Prepaids and deposits	(6,528,833)	(786,934)
Accounts receivable	380,093	1,453,542
Digital currencies received from mining, net of realized loss	(22,054,238)	(18,497,149)
Settlement liability	(1,200,000)	(908,000)
Accounts and other payables	259,519	(63,842)
Liability to issue common shares	—	400,000
Interest payable	—	156,832
	(29,630,674)	(18,734,330)
	(22,637,772)	(14,185,803)

CASH FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(12,081,463)	(12,452,242)
Proceeds on sale of digital assets	22,525,282	18,807,812
	10,443,819	6,355,570

CASH FROM FINANCING ACTIVITIES
Repayment of lease liabilities	(1,793,533)	(30,172)
Issuance of common shares	1,978,239	6,802,180
Issuance of common share purchase warrants	892,293	—
Related-party advances received (repaid)	567	81,621
Proceeds from senior secured loans	8,000,000	—
Repayment of senior secured loans	(2,265,000)	—
Proceeds from convertible notes and debentures	3,928,990	—
	10,741,556	6,853,629

Net change in cash and cash equivalents before exchange-rate effects	(1,452,397)	(976,604)

Cash and cash equivalents and cash held in trust, beginning of period	5,475,486	687,226
Effects of exchange-rate changes on cash and cash equivalents	(1,076,032)	517,389
Cash and cash equivalents and cash held in trust, end of period	2,947,057	228,011

Supplementary information
Cash interest paid on the JGB facility during Q3	879,958	—
Non-cash JGB principal converted into common shares during Q3	600,000	—
Digital currency received under the FAR financing	1,953,955	—
Settlement of lease liability through digital assets	(5,916,434)	—

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

1.	GENERAL INFORMATION

Bitzero Holdings Inc. (the “Company” or “Bitzero”), previously named WBM Capital Corp., was incorporated under the Canada Business Corporations Act on August 26, 2006 and continued into British Columbia under the Business Corporations Act (British Columbia) on June 4, 2024. The Company’s head and registered office is located at Suite 1100, One Bentall Centre, 505 Burrard Street, Vancouver, British Columbia V7X 1M5.

The Company’s voting common shares trade on the Canadian Securities Exchange under the symbol “AIBZ.U”, on the Nasdaq Capital Market under the symbol “AIBZ”, and on the Frankfurt Stock Exchange under the symbol “000”. The Company’s common shares commenced trading on Nasdaq and under the new CSE symbol on June 9, 2026.

Bitzero develops and operates data-centre infrastructure and conducts Bitcoin mining activities. Its current Bitcoin mining operations are conducted in Norway through Exanorth AS, a wholly owned subsidiary that owns and operates the Company’s Namsskogan data centre.

In connection with the reverse takeover completed on November 19, 2025, the Company completed a 10-for-1 consolidation of its common shares. All share and per-share information presented for periods preceding the consolidation is to be adjusted retrospectively to reflect the consolidation.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using accounting policies consistent with IFRS Accounting Standards as issued by the International Accounting Standards Board. They do not include all of the information required for annual consolidated financial statements and should be read together with the Company’s audited consolidated financial statements for the year ended September 30, 2025.

These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on August 13, 2026.

(b)	Basis of measurement and consolidation

These interim condensed consolidated financial statements have been prepared on the historical-cost basis, except for digital currency and derivative financial instruments, which are measured at fair value, and other balances for which IFRS requires a different measurement basis.

These interim condensed consolidated financial statements include the accounts of the Company and its controlled subsidiaries. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

2.	BASIS OF PREPARATION (CONT’D)

(b)	Basis of measurement and consolidation (cont’d)

The Company’s subsidiaries and ownership interests were unchanged from September 30, 2025: Bitzero Blockchain Inc. (Canada), Exanorth AS and Zetanorth AS (Norway), Bitzero Inc. (Barbados), Bitzero ND I, LLC and Bitzero ND II, LLC (United States), and Bitzero Finland Oy (Finland), each wholly owned.

(c)	Presentation and functional currency

These interim condensed consolidated financial statements are presented in United States dollars, which is the functional currency of the Company. The functional currency of all subsidiaries is the United States dollar, except for Exanorth AS and Zetanorth AS, whose functional currency is the Norwegian krone, and Bitzero Finland Oy, whose functional currency is the euro.

(d)	Going concern

These interim condensed consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of business.

At June 30, 2026, the Company had cash and cash equivalents of $2,453,673, cash held in trust of $493,384, restricted cash of $2,000,000 and digital currency of $2,462,683. The Company incurred a net loss of $39,421,781 for the nine months ended June 30, 2026 and had accumulated losses of $121,001,609 and total liabilities of $44,676,366 at June 30, 2026.

The Company remains dependent on generating sufficient operating cash flows, maintaining compliance with financing covenants, completing planned financing and refinancing activities, and obtaining additional financing when required to fund its operations, growth plans and obligations as they become due. Subsequent to period end, the Company completed the special-warrant financing for gross proceeds of $24,770,454 and, on August 6, 2026, repaid the JGB senior secured loan in full (Note 26).

These events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. These interim condensed consolidated financial statements do not include adjustments to the carrying amounts and classification of assets and liabilities that would be necessary if the going-concern basis were not appropriate.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

3.	MATERIAL ACCOUNTING POLICY INFORMATION

The accounting policies and methods of computation applied in these interim condensed consolidated financial statements are consistent with those applied in the Company’s audited consolidated financial statements for the year ended September 30, 2025, except for the new or revised policies described below. Accounting policy information disclosed in the annual consolidated financial statements has not been repeated unless it is necessary to understand a material transaction or change during the current interim period.

(a)	Derivative financial instruments

The Company classifies warrants and conversion features as financial liabilities when their contractual terms do not meet the equity-classification requirements of IAS 32, including the requirement that an instrument exchange a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments. Derivative financial liabilities are measured at fair value through profit or loss. The host liability component of a compound financing is measured subsequently at amortized cost using the effective interest method.

The valuation of derivative financial liabilities requires estimates of expected volatility and term and consideration of the contractual exercise, conversion, anti-dilution, cashless-exercise and beneficial-ownership provisions. The instruments outstanding at June 30, 2026 and the related valuation inputs are described in Note 20.

(b)	Lease term

During the three months ended June 30, 2026, the Company recognized right-of-use assets associated with hosted mining equipment arrangements. Determining the lease term requires judgment regarding the enforceable period of each contract and whether the Company is reasonably certain to exercise an extension option or not to exercise a termination option. The related right-of-use assets were fully depreciated by June 30, 2026.

(c)	Digital currency and escrow balances

Digital currency is accounted for as an indefinite-lived intangible asset under IAS 38 and is measured subsequently using the revaluation model. In determining whether digital currency held through a third-party arrangement is an asset of the Company, the Company assesses its enforceable rights, its ability to direct the use of the digital currency and obtain the related economic benefits, and any contractual withdrawal or use restrictions. At June 30, 2026, digital currency with a fair value of $1,518,921 was held in an account administered by Luxor.

(d)	IFRS 18

IFRS 18, Presentation and Disclosure in Financial Statements, is effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The Company does not intend to apply IFRS 18 early and plans to apply it beginning October 1, 2027. The Company is assessing the effect of IFRS 18 on the presentation and disclosure of its future consolidated financial statements.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

4.	REVERSE TAKEOVER

On November 19, 2025, WBM Capital Corp. completed a reverse takeover transaction pursuant to an amalgamation agreement dated November 3, 2025 among WBM Capital Corp., 1555476 B.C. Ltd., a wholly owned subsidiary of WBM Capital Corp., and Bitzero Blockchain Inc. Bitzero Blockchain Inc. amalgamated with 1555476 B.C. Ltd. and the amalgamated entity became a wholly owned subsidiary of WBM Capital Corp. Concurrently, WBM Capital Corp. changed its name to Bitzero Holdings Inc.

Although Bitzero Holdings Inc. is the legal parent, Bitzero Blockchain Inc. was identified as the accounting acquirer because its former shareholders obtained control of the combined entity. The consolidated financial statements are therefore presented as a continuation of Bitzero Blockchain Inc., and the comparative information is that of Bitzero Blockchain Inc. and its subsidiaries.

WBM Capital Corp. did not meet the definition of a business at the transaction date. Accordingly, the transaction was accounted for as an equity-settled share-based payment under IFRS 2 rather than as a business combination under IFRS 3. The difference between the fair value of the deemed shares issued by Bitzero Blockchain Inc. and the fair value of the identifiable net assets acquired was recognized as a listing expense.

The deemed consideration was $154,886, based on 4,362,954 common shares held by the pre-transaction shareholders of WBM Capital Corp. and an estimated fair value of approximately $0.0355 per share. The identifiable net assets acquired consisted of cash of $43, resulting in a listing expense of $154,842. Accounts payable of WBM Capital Corp. of $94,068 were settled before completion and were not assumed in the transaction.

For equity presentation purposes, the issued share capital reflects the legal capital structure of Bitzero Holdings Inc., while accumulated losses and other reserves reflect those of Bitzero Blockchain Inc. immediately before completion of the reverse takeover.

5.	OPERATING SEGMENTS

The Company has one reportable operating segment. The Chief Executive Officer, who is the chief operating decision-maker, reviews the Company’s operations and performance on an aggregate basis.

For the three- and nine-month periods ended June 30, 2026 and June 30, 2025, substantially all revenue was generated from Bitcoin mining conducted in Norway through Exanorth AS. Non-current assets are located primarily in Norway, with smaller balances relating to development properties and projects in the United States and Finland.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

6.	REVENUE

The Company recognizes Bitcoin mining revenue when the mining reward and transaction fees are received and control of the digital currency transfers to the Company. Revenue is measured at the fair value of the Bitcoin received at that time.

	Three months ended June 30, 2026	Three months ended June 30, 2025	Nine months ended June 30, 2026	Nine months ended June 30, 2025
	$	$	$	$

Digital assets mined	10,660,663	6,433,870	23,476,975	17,441,919
Refunds and other adjustments	(9,812)	—	(9,812)	1,061
Total revenue	10,650,851	6,433,870	23,467,163	17,442,980

Refunds and other adjustments were $9,812 for each of the three and nine months ended June 30, 2026 and were presented as reductions of revenue.

7.	DIRECT COSTS

	Three months	Three months	Nine months	Nine months
	ended June	ended June	ended June	ended June
	30, 2026	30, 2025	30, 2026	30, 2025
	$	$	$	$

Depreciation of right-of-use assets	5,820,618	—	7,595,884	214,642
Utilities and grid services	3,907,278	3,916,279	8,441,819	9,044,441
Depreciation of property, plant and equipmen	2,495,270	2,822,201	7,305,858	8,937,872
Salaries and wages	75,047	74,462	329,841	230,888
Rentals	25,591	36,585	105,511	104,750
Other direct costs	87,993	77,045	215,575	453,448
	12,411,797	6,926,572	23,994,488	18,986,041

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

8.	ADMINISTRATIVE EXPENSES

	Three months	Three months	Nine months	Nine months
	ended June	ended June	ended June	ended June
	30, 2026	30, 2025	30, 2026	30, 2025
	$	$	$	$

Legal fees	431,624	588,895	1,857,386	1,562,368
Consulting fees	223,353	193,980	690,207	1,176,777
Travel	219,730	21,497	445,680	109,639
Insurance	210,951	20,623	351,181	59,361
Professional fees	35,560	149,702	336,002	327,868
Occupancy costs	12,670	53,551	155,011	95,646
Settlements and penalties	100,000	—	100,000	—
Office, general and other	10,113	9,238	62,158	32,178
	1,244,001	1,037,486	3,997,625	3,363,837

9.	FINANCE COSTS

	Three months	Three months	Nine months	Nine months
	ended June	ended June	ended June	ended June
	30, 2026	30, 2025	30, 2026	30, 2025
	$	$	$	$

Interest and accretion on loans and payables	855,271	636,152	4,852,409	832,502
Interest on lease liabilities	95,816	—	114,084	72,172
Bank charges and other	4,066	3,091	529,796	8,097
Finance income	(49)	(510)	(1,000)	(4,618)
	955,104	638,733	5,495,289	908,153

10.	MARKETING EXPENSES

Marketing expenses were $486,449 for the three months ended June 30, 2026 and $1,372,305 for the nine months ended June 30, 2026 (three and nine months ended June 30, 2025 - $101,772 and $564,840, respectively). The current three-month period includes investor-awareness and capital-markets activities incurred in connection with the Company’s public-market development and Nasdaq listing.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

11.	SHARE-BASED EXPENSES

Share-based expenses were $4,931,500 for the three months ended June 30, 2026 and $20,014,769 for the nine months ended June 30, 2026 (three and nine months ended June 30, 2025 - $5,700,000 and $10,200,000, respectively). The nine-month amount includes $154,842 recognized under IFRS 2 in connection with the reverse takeover described in Note 4.

During the three months ended June 30, 2026, the Company granted 775,000 restricted share units that vested immediately. The awards comprised 425,000 restricted share units with a grant-date fair value of $8.96 per unit and 350,000 restricted share units with a grant-date fair value of $3.21 per unit. The aggregate grant-date fair value of $4,931,500 was recognized as share-based compensation expense. All 775,000 awards were vested and outstanding at June 30, 2026. The 425,000 awards granted on June 22, 2026 were settled in common shares after period end, on July 6, 2026.

Separately, 898,280 restricted share units were granted and settled in common shares in connection with FAR Holdings financing and settlement arrangements. The Company also granted FAR Holdings 454,546 stock options exercisable at $5.55 per share. 227,273 of those options were exercised on June 16, 2026. No separate grant-date amount was recognized for the FAR Holdings options in the share-based compensation expense described above.

12.	DIGITAL CURRENCY

Digital currency consists of Bitcoin and is measured at fair value using a quoted price in an active market at the reporting date. Revaluation changes are recognized in other comprehensive income to the extent required by the IAS 38 revaluation model, with any applicable reversals of prior decreases recognized in profit or loss.

	June 30, 2026	September 30, 2025
	$	$

Digital currency held directly	943,762	753,211
Digital currency held under the Luxor arrangement	1,518,921	—
	2,462,683	753,211

During the three and nine months ended June 30, 2026, the Company recognized realized losses on dispositions of digital currency of $1,189,073 and $1,422,737, respectively, and revaluation gains in other comprehensive income of $1,220,259 and $348,928, respectively. The digital-currency balance decreased from $3,916,235 at March 31, 2026 because dispositions exceeded additions and mining receipts retained during the three-month period.

At June 30, 2026, digital currency with a fair value of $1,518,921, representing approximately 25.31 BTC, was held in an account administered by Luxor. The Company retained beneficial ownership and could withdraw or use the Bitcoin without contractual restriction. The balance was not pledged or held in escrow.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

12.	DIGITAL CURRENCY (CONT’D)

	Digital	Carrying
	currency	amount
	BTC	$

Balance, September 30, 2025	7.61	753,211
Digital currency mined	291.53	23,476,975
Other additions (Note 20)	27.93	2,221,887
Digital currency sold	(286.04)	(22,525,282)
Realized loss on sale	—	(1,422,737)
Revaluation, translation and other measurement movements	—	(41,371)
Balance, June 30, 2026	41.03	2,462,683

13.	LOSS PER SHARE

Basic loss per share is calculated by dividing the net loss attributable to common shareholders by the weighted-average number of voting and participating non-voting common shares outstanding during the period. Diluted loss per share is calculated by adjusting the weighted-average number of shares for potentially dilutive instruments. Because the Company incurred losses, potentially dilutive instruments are excluded when their effect would be anti-dilutive.

	Three months ended June 30, 2026	Three months ended June 30, 2025	Nine months ended June 30, 2026	Nine months ended June 30, 2025
	$	$	$	$

Net loss	(26,464,717)	(7,711,199)	(39,421,781)	(14,672,355)
Weighted-average common shares - basic and diluted	55,149,329	39,468,847	51,810,937	37,525,465
Basic and diluted loss per share	(0.48)	(0.20)	(0.76)	(0.39)

Because the Company reported a loss for each period presented, the effect of outstanding potential common shares was anti-dilutive. Accordingly, 727,273 stock options, 975,000 restricted share units and 2,347,229 warrants outstanding at June 30, 2026 were excluded from diluted loss per share.

14.	CONSTRUCTION IN PROGRESS

Construction in progress comprises buildings, power infrastructure, equipment and development costs for assets not yet available for their intended use. These assets are not depreciated until they are available for use.

Construction in progress increased to $9,205,124 at June 30, 2026 from $3,377,689 at September 30, 2025. The increase of $1,427,773 during the three months ended June 30, 2026 related principally to development expenditures for the Company’s Finland expansion project.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

15.	INDIRECT TAXES RECOVERABLE

Indirect taxes recoverable were $1,022,208 at June 30, 2026 (September 30, 2025 - $534,992) and consisted principally of Norwegian value-added tax recoverable by Exanorth AS and Canadian GST/HST recoverable by Canadian group entities. The increase from $141,252 at March 31, 2026 reflected the timing of the periodic Norwegian value-added tax return.

16.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is carried at cost less accumulated depreciation and impairment losses. Depreciation is recognized on a straight-line basis over estimated useful lives of 25 years for buildings and private utilities, 15 years for technology infrastructure, and 3 years for mining equipment. Land and construction in progress are not depreciated.

	Land	Buildings	Private utilities	Technology infra-structure	Mining equipment	Construction in progress	Total
	$	$	$	$	$	$	$
COST
Balance, September 30, 2025	635,967	1,602,908	11,044,919	1,173,963	59,308,322	3,377,689	77,143,768
Additions	1,716,743	336,095	260,450	16,105	1,078,962	3,475,733	6,884,088
Disposals	—	—	—	—	(432,184)	—	(432,184)
Foreign currency translation effects	456,350	89,342	69,233	4,281	171,929	923,929	1,715,064
Balance, March 31, 2026	2,809,060	2,028,345	11,374,602	1,194,349	60,127,029	7,777,351	85,310,736
Additions, disposals, transfers and foreign currency translation effects, net	1,140,167	(29,703)	(28,295)	(956)	(1,189,330)	1,427,773	1,319,656
Balance, June 30, 2026	3,949,227	1,998,642	11,346,307	1,193,393	58,937,699	9,205,124	86,630,392

ACCUMULATED DEPRECIATION
Balance, September 30, 2025	—	665,291	2,127,711	213,114	39,776,428	—	42,782,544
Depreciation	—	47,471	359,923	38,403	4,364,792	—	4,810,589
Foreign currency translation effects	—	4,494	34,072	3,635	413,190	—	455,391
Balance, March 31, 2026	—	717,256	2,521,706	255,152	44,554,410	—	48,048,524
Depreciation, disposals and foreign currency translation effects, net	—	21,174	136,281	20,371	1,308,456	—	1,486,282
Balance, June 30, 2026	—	738,430	2,657,987	275,523	45,862,866	—	49,534,806
ACCUMULATED IMPAIRMENT
Balance, September 30, 2025	—	60	217,698	7,835	2,201,281	—	2,426,874
Movements during the nine months ended June 30, 2026	—	—	—	—	—	—	—
Balance, June 30, 2026	—	60	217,698	7,835	2,201,281	—	2,426,874
NET CARRYING AMOUNT
Balance, September 30, 2025	635,967	937,557	8,699,510	953,014	17,330,613	3,377,689	31,934,350
Balance, March 31, 2026	2,809,060	1,311,029	8,635,198	931,362	13,371,338	7,777,351	34,835,338
Balance, June 30, 2026	3,949,227	1,260,152	8,470,622	910,035	10,873,552	9,205,124	34,668,712
Depreciation expense for the three months ended June 30, 2026	2,495,270
Loss on disposal of property, plant and equipment for the three months ended June 30, 2026	494,922

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

17.	RIGHT-OF-USE ASSETS

During the three months ended June 30, 2026, the Company recognized additions to right-of-use assets of $5,820,618, depreciation of right-of-use assets of $5,820,618 and interest on lease liabilities of $95,816. For the nine months ended June 30, 2026, additions and depreciation were $7,595,884 and interest on lease liabilities was $114,084. Lease liabilities of $5,916,434 were settled using digital currency during the three-month period. Right-of-use assets and lease liabilities were nil at June 30, 2026.

The lease term comprises the non-cancellable period of each contract together with periods covered by an extension option when the Company is reasonably certain to exercise that option and periods covered by a termination option when the Company is reasonably certain not to exercise that option.

The following tables reconcile right-of-use assets and lease liabilities for the periods ended June 30, 2026:

	Three months ended June	Nine months ended June
Right-of-use asset continuity	30, 2026	30, 2026
	$	$

Opening carrying amount	—	—
Additions	5,820,618	7,595,884
Depreciation	(5,820,618)	(7,595,884)
Closing carrying amount	—	—

	Three months	Nine months
Lease liability continuity	ended June 30, 2026	ended June 30, 2026
	$	$

Opening lease liability	—	—
New lease liabilities	5,820,618	7,595,884
Interest expense	95,816	114,084
Cash payments	—	(1,793,534)
Settlement using digital currency	(5,916,434)	(5,916,434)
Closing lease liability	—	—

Depreciation of mining-related right-of-use assets is classified within direct costs and interest on lease liabilities is classified within finance costs.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

18.	RELATED PARTY DISCLOSURES

(a)	Key management personnel transactions

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing, and controlling the activities of an entity, directly or indirectly, and includes Chief Executive Officer, Chief Financial Officer, Chief Technical Officer. Amounts owing to related parties consists of amounts due to key management.

During the three and nine months ended June 30, 2026 and 2025, key management personnel compensation consisted of short-term and long-term benefits and remuneration, and was classified as follows:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Nine months ended June 30, 2026	Nine months ended June 30, 2025
Cash compensation:	$	$	$	$

Mohammed Salah Bakhashwain	—	—	113,000	338,000
Giovanni Gaudenzi	40,000	200,000	90,000	270,000
Frank Aadnevik	—	241,000	75,000	241,000
Total cash compensation	40,000	441,000	278,000	849,000
Share-based payments:
Mohammed Salah Bakhashwain	—	1,000,000	3,000,000	5,000,000
Giovanni Gaudenzi	—	—	700,000	1,200,000
Frank Aadnevik	—	625,000	—	625,000
Total share-based payments	—	1,625,000	3,700,000	6,825,000

Total compensation	40,000	2,066,000	3,978,000	7,674,000

Related parties include the Company’s directors and officers, entities controlled by them, and other parties meeting the definition in IAS 24. These balances are unsecured, due on demand and non-interest-bearing unless otherwise stated.

As at June 30, 2026 and September 30, 2025, amounts due to related parties consisted of the following:

	June 30, 2026	September 30, 2025
	$	$

Balances included in accounts and other payables	—	95,758
Related party advances	151,361	150,794

The Company’s unsecured convertible loan from its former Chief Executive Officer had a carrying amount, including accrued interest, of $1,752,590 as at June 30, 2026. The loan and related conversion right remain subject to the dispute described in Note 23.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

19.	ACCOUNTS AND OTHER PAYABLES AND SETTLEMENT LIABILITY

Accounts and other payables were $7,569,220 at June 30, 2026 (September 30, 2025 - $7,309,701). The balance consists primarily of trade creditors, accrued operating and professional costs, payroll-related liabilities and other short-term obligations.

The settlement liability was $1,612,070 at June 30, 2026 (September 30, 2025 - $2,863,865). The liability arose from the settlement of customer deposits. During the three months ended June 30, 2026, cash settlements of $1,200,000 were partially offset by $515,171 of interest accretion, remeasurement and foreign-exchange effects, resulting in a net decrease of $684,829.

	June 30, 2026	September 30, 2025
	$	$

Current portion	1,612,070	1,222,364
Non-current portion	—	1,641,501
Settlement liability	1,612,070	2,863,865

20.	BORROWINGS AND DERIVATIVE FINANCIAL LIABILITIES

(a)	Senior secured loans

			June 30, 2026	March 31, 2026	September 30, 2025
				$	$

JGB senior secured loan, net	20	(a)	13,018,588	14,204,177	16,236,880
FAR Holdings 26 BTC financing	20	(b)	1,267,679	—	—
Total senior secured loans, net			14,286,267	14,204,177	16,236,880
Less: current portion			(6,650,484)	(6,243,813)	(1,554,867)
Non-current portion			7,635,783	7,960,364	14,682,013

The JGB senior secured loan bears interest at the greater of Term SOFR plus 11% per annum and 14% per annum, payable monthly in arrears. It is secured by substantially all assets of the Company and certain subsidiaries, including the restricted cash balance and specified real property and equity interests.

During the three months ended June 30, 2026, $600,000 principal amount of the JGB senior secured loan was converted into 150,000 common shares at $4.00 per share. In addition, 600,000 JGB First Warrants were exercised on a cashless basis on April 14, May 6 and June 29, 2026. At June 30, 2026, 1,105,986 JGB First Warrants and 597,493 JGB Second Warrants were outstanding. The carrying amount of the JGB senior secured loan decreased from $14,204,177 at March 31, 2026 to $13,018,588 at June 30, 2026.

The Company is subject to financial covenants under the loan agreement, including minimum cash of $2,000,000, minimum trailing-three-month consolidated revenue of $3,000,000 through June 2026, and minimum trailing-three-month covenant EBITDA of negative $750,000 through June 2026. The covenant definition of EBITDA differs materially from Adjusted EBITDA presented in the Company’s MD&A.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

20.	BORROWINGS AND DERIVATIVE FINANCIAL LIABILITIES (CONT’D)

(a)	Senior secured loans (cont’d)

At June 30, 2026, the Company maintained $2,000,000 in a lender-controlled deposit account and reported revenue of $10,650,851 for the three-month period. Management concluded that all financial covenants were satisfied at June 30, 2026 and calculated compliance with the trailing-three-month covenant EBITDA, compared with the required minimum.

Subsequent to June 30, 2026, on August 6, 2026, the Company repaid in full its outstanding obligations under the senior secured loan with JGB Collateral LLC, as administrative and collateral agent for the lenders. The repayment consisted of $22,375,000 in outstanding principal and $45,699.69 in accrued and unpaid interest, resulting in the release of all related liens and security interests against the Company’s assets (Note 26(b)).

(b)	FAR Holdings 26 BTC financing

The Company received 26 BTC from FAR Holdings with a fair value of $1,953,955. The financing matures in March of 2027. Consideration for the financing included 400,000 restricted share units with a grant-date fair value of $892,000, which was recognized as a discount to the host liability. The host liability had an initial carrying amount of $1,061,955 and an effective interest rate of approximately 84.0%. Accretion of $205,724 was recognized through June 30, 2026, resulting in a carrying amount of $1,267,679.

(c)	Convertible notes and debentures

	June 30,	March 31,	September
	2026	2026	30, 2025
		$	$

Former CEO convertible loan, including accrued interest	1,752,590	1,690,808	1,568,220
FAR Holdings convertible promissory note	1,991,533	1,715,952	—
	3,744,123	3,406,760	1,568,220

During the three months ended June 30, 2026, a further $125,000 principal amount of the October 2025 convertible notes, together with accrued interest, was converted into 34,410 common shares. Contractual principal of $100,000 remained outstanding at June 30, 2026. The related host liability had a carrying amount of nil, and the remaining conversion option and warrants continued to be measured as derivative financial liabilities.

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

20.	BORROWINGS AND DERIVATIVE FINANCIAL LIABILITIES (CONT’D)

(d)	Derivative financial liabilities

	June 30, 2026	March 31, 2026
		$

JGB warrant liabilities	11,401,912	5,115,442
Other warrant liabilities	1,061,078	97,522
FAR conversion option	2,949,923	255,671
Other conversion-option liabilities	139,865	45,495
Derivative financial liabilities	15,552,778	5,514,130

At June 30, 2026, the JGB warrant liabilities comprised $7,402,706 for the JGB First Warrants and $3,999,206 for the JGB Second Warrants.

Derivative financial liabilities increased by $10,038,648 during the three months ended June 30, 2026. The Company recognized a fair-value loss of $13,262,586, partially offset by approximately $3,223,938 of derecognition and settlement effects associated with warrant exercises and debt conversions.

The derivative financial liabilities are Level 3 fair value measurements determined using option-pricing models. The JGB warrant valuation used a June 30, 2026 share price of $6.76, an exercise price of $0.10, expected volatility of approximately 118.9%, a risk-free interest rate of approximately 4.19% and a remaining term of approximately 4.39 years. The resulting value was approximately $6.6933 per warrant. The FAR conversion option represented approximately 759,435 underlying common shares and was valued at approximately $3.8844 per underlying share. The October 2025 financing included 268,750 warrants outstanding at June 30, 2026.

JGB First Warrants	Grant date	Exercise date	Reporting date

Estimated stock price at time of grant	$4.00	$4.12	$6.76
Number of periods to exercise, in years	5.40	4.61	4.39
Compounded risk-free rate	3.83%	3.94%	4.19%
Dividend yield	0%	0%	0%
Exercise price	$0.10	$0.10	$0.10
Volatility	115%	87%	119%

JGB Second Warrants	Grant date	Reporting date
Estimated stock price at time of grant	$4.00	$6.76
Number of periods to exercise, in years	5.08	4.39
Compounded risk-free rate	3.58%	4.19%
Dividend yield	0%	0%
Exercise price	$0.10	$0.10
Volatility	115%	119%

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

20.	BORROWINGS AND DERIVATIVE FINANCIAL LIABILITIES (CONT’D)

(d)	Derivative financial liabilities (cont’d)

October warrants	Grant date	Reporting date
Estimated stock price at time of grant	$4.00	$6.76
Number of periods to exercise, in years	2.00	1.27
Compounded risk-free rate	3.59%	3.98%
Dividend yield	0%	0%
Exercise price	$5.00	$5.00
Volatility	115%	119%

JGB Conversion Feature	Grant date	Reporting date

Estimated stock price at time of grant	$4.00	$6.76
Number of periods to exercise, in years	2.69	1.99
Compounded risk-free rate	3.47%	4.14%
Dividend yield	0%	0%
Exercise price	$4.00	$4.00
Volatility	115%	119%

October Financing Conversion Feature	Grant date	Exercise date	Reporting date

Estimated stock price at time of grant	$4.00	$3.38	$6.76
Number of periods to exercise, in years	3.00	2.76	2.28
Compounded risk-free rate	3.60%	3.63%	4.14%
Dividend yield	0%	0%	0%
Exercise price	$4.00	$4.00	$4.00
Volatility	115%	79%	119%

FAR Holdings Conversion Feature	Grant date	Reporting date

Estimated stock price at time of grant	$4.00	$6.76
Number of periods to exercise, in years	1.50	0.83
Compounded risk-free rate	3.70%	3.98%
Dividend yield	0%	0%
Exercise price	$4.00	$4.00
Volatility	115%	119%

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

20.	BORROWINGS AND DERIVATIVE FINANCIAL LIABILITIES (CONT’D)

(d)	Derivative financial liabilities (cont’d)

The following table reconciles the Level 3 derivative financial liabilities:

	Three months	Nine months
	ended June 30, 2026	ended June 30, 2026
	$	$

Balance at beginning of period	5,514,130	7,716,025
Initial recognition of derivative liabilities	—	5,213,176
Settlements and exercises	(3,223,938)	(4,286,633)
Fair value loss recognized in profit or loss	13,262,586	6,910,210
Balance at end of period	15,552,778	15,552,778

The opening balance at September 30, 2025 comprised the JGB First Warrant liability, which was included within senior secured loans in the comparative statement of financial position. No fair value changes were recognized in other comprehensive income, and there were no transfers into or out of Level 3 during the period.

The nine-month fair value loss attributable to the Level 3 derivative liabilities was $6,910,210, of which approximately $6,655,000 related to liabilities outstanding at June 30, 2026. This loss was offset by a fair value gain of approximately $1,009,228 on a separate derivative financial instrument, resulting in the net loss of $5,900,982 presented as loss on derivative financial instruments.

Management determines the fair values at each reporting date using binomial option-pricing models. The models incorporate the quoted market price of the Company’s common shares, contractual exercise prices and remaining terms, risk-free interest rates and expected volatility. Expected volatility is the principal significant unobservable input and was estimated using historical trading volatility. The valuations and period-to-period movements are reviewed by management at each reporting date. There were no changes in valuation techniques during the period.

An increase in expected volatility increases the derivative liability and the corresponding fair value loss; a decrease has the opposite effect. The sensitivity analysis changes expected volatility independently and does not represent the maximum possible change in fair value. Changing expected volatility by 10 percentage points while holding all other inputs constant would have had the following approximate effect at June 30, 2026:

Expected volatility	Derivative liabilities	Change
	$	$

108.90%	15,376,779	(175,999)
118.90%	15,552,778	—
128.90%	15,728,659	175,881

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

21.	PREPAIDS AND DEPOSITS

Current prepaids and deposits include prepaid operating, lease, hosting and insurance costs, vendor and equipment prepayments, digital-asset transaction balances and other advances. The balance decreased from $9,430,860 at March 31, 2026, principally due to settlement activity under the Norway power-purchase agreement. At June 30, 2026, the balance included $5,936,629 of prepaid operating costs of Exanorth AS. The balance also includes digital-asset transaction balances classified as prepaids and deposits.

22.	EQUITY

The Company is authorized to issue an unlimited number of voting common shares and non-voting common shares, each without par value. At June 30, 2026, 54,069,407 voting common shares and 2,312,243 non-voting common shares were issued and outstanding, for a total of 56,381,650 common shares.

Share capital increased by $10,798,100 during the three months ended June 30, 2026 and by $27,632,943 during the nine months ended June 30, 2026. The three-month movements reflected 898,280 restricted share units settled under FAR Holdings arrangements; exercises of 745,606 stock options; exercises of 745,606 JGB First Warrants on a cashless basis; conversion of $600,000 of JGB principal into 150,000 common shares; conversion of $125,000 of October 2025 note principal, together with accrued interest, into 34,410 common shares; and related fair-value transfers to share capital.

Contributed surplus increased by $3,116,049 during the three months ended June 30, 2026 and by $3,927,216 during the nine months ended June 30, 2026, reflecting share-based compensation expense, reclassifications on exercises and settlements and other equity-award movements.

The following tables reconcile common shares, stock options, restricted share units and warrants. Three-month opening balances are at March 31, 2026 and nine-month opening balances are at September 30, 2025.

Common share continuity	Three months ended June 30, 2026	Nine months ended June 30, 2026
	#	#

Opening common shares	53,953,354	42,629,626
Subscriptions	—	375,000
Restricted share units settled	898,280	6,840,898
Advisory shares	—	175,000
Shares issued in the reverse takeover and debt settlements	—	4,362,954
Convertible notes and debt converted	184,410	402,566
Warrants exercised	600,000	850,000
Stock options exercised	745,606	745,606
Closing common shares	56,381,650	56,381,650

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

22.	EQUITY (CONT’D)

Option continuity	Three months ended June 30, 2026	Three months ended June 30, 2026 WAEP	Nine months ended June 30, 2026	Nine months ended June 30, 2026 WAEP
	#	$	#	$

Outstanding at beginning of period	1,018,033	2.22	908,033	2.05
Granted	454,546	5.55	614,546	4.91
Forfeited or cancelled	—	—	(50,000)	2.00
Exercised	(745,606)	2.04	(745,606)	2.04
Correction of fractional legacy records	300	—	300	—
Outstanding and exercisable at end of period	727,273	4.48	727,273	4.48

At June 30, 2026, the exercise prices of outstanding and exercisable options ranged from $4.00 to $5.55 per share, the weighted-average exercise price was $4.48 per share and the weighted-average remaining contractual life was 1.50 years.

	Three months ended June	Nine months ended June
Restricted-share-unit continuity	30, 2026	30, 2026
	#	#
Outstanding at beginning of period	200,000	4,847,610
Granted	1,673,280	2,968,280
Settled in common shares	(898,280)	(6,840,890)
Outstanding at end of period	975,000	975,000
Vested at end of period	775,000	775,000
Unvested at end of period	200,000	200,000

The 425,000 restricted share units granted on June 22, 2026 were vested at June 30, 2026 and settled in common shares on July 6, 2026.

Warrant continuity	Three months ended June 30, 2026	Three months ended June 30, 2026 WAEP	Nine months ended June 30, 2026	Nine months ended June 30, 2026 WAEP
	#	$	#	$

Outstanding at beginning of period	2,947,229	1.04	1,955,986	0.10
Granted	—	—	1,339,170	2.43
Exercised	(600,000)	0.10	(850,000)	0.10
Expired	—	—	(97,927)	3.60
Outstanding at end of period	2,347,229	1.28	2,347,229	1.28

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

23.	CONTINGENCIES

The Company is involved in legal proceedings with its former Chief Executive Officer relating to employment matters and equity instruments. The former Chief Executive Officer has filed a counterclaim for damages. The outcome and magnitude of the claims cannot presently be determined and no provision has been recorded.

The Company is also contesting a North Dakota claim alleging breach of an unsigned employment contract, with claimed damages of approximately $1,258,567 plus interest and costs. The outcome cannot presently be determined and no provision has been recorded.

There were no material changes in these proceedings during the three months ended June 30, 2026.

24.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company is exposed to liquidity, credit, foreign-currency, interest-rate and other market risks. There were no changes in the Company’s overall risk-management framework during the nine months ended June 30, 2026.

(a)	Liquidity risk

At June 30, 2026, the Company had total liabilities of $44,676,366, derivatives of $15,552,778, contingent consideration of $1,760,547, cash and cash equivalents of $2,453,673, cash held in trust $493,384, restricted cash of $2,000,000 and digital currency of $2,462,683. The Company monitors short-term cash requirements using rolling cash-flow forecasts and may sell Bitcoin to supplement liquidity.

The carrying amounts of financial instruments and the contractual maturity analysis of financial liabilities are set out below.

Financial instrument	Measurement category	Carrying amouint
		$

Cash and cash equivalents	Amortized cost	2,453,673
Cash held in trust	Amortized cost	493,384
Restricted cash	Amortized cost	2,000,000
Accounts and other payables	Amortized cost	7,569,220
Related-party advances	Amortized cost	151,361
Senior secured loans	Amortized cost	14,286,267
Convertible notes and debentures	Amortized cost	3,744,123
Derivative financial liabilities	FVTPL	15,552,778
Contingent consideration payable	FVTPL	1,760,547
Settlement liability	Amortized cost	1,612,070

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

24.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT’D)

(a)	Liquidity risk (cont’d)

Financial liability	Total	<3 months	3–12 months	1–2 years	2–5 years
Accounts and other payables	7,569,220	7,569,220	—	—	—
Related-party advances	151,361	151,361	—	—	—
Settlement liability	1,456,980	600,000	856,980	—	—
JGB senior secured loan	28,067,973	2,400,844	6,847,954	18,819,175	—
FAR convertible prom. note	3,289,048	—	3,289,048	—	—
Former CEO convertible loan	1,805,226	1,805,226	—	—	—
Oct. 2025 convertible notes	145,000	—	—	—	145,000
Total contractual cash flows	42,484,808	12,526,651	10,993,982	18,819,175	145,000

The maturity analysis presents contractual undiscounted cash flows based on contractual terms and conditions existing at June 30, 2026. Variable-rate interest on the JGB senior secured loan was calculated using the contractual rate applicable at June 30, 2026. The analysis does not reflect the subsequent repayment of the JGB loan described in Note 26.

The FAR Bitcoin financing requires delivery of 26 BTC on March 16, 2027. Based on the June 30, 2026 carrying price of approximately $60,018 per sBTC, the reporting-date equivalent was $1,560,480. As settlement requires delivery of Bitcoin rather than cash, this amount is excluded from the contractual cash-flow totals above.

Contingent consideration provides for a maximum cash payment of $1,900,000 dependent on the satisfaction of a public-market performance condition. Because the timing of any payment is not contractually fixed, it is excluded from the time bands above.

(b)	Credit and custody risk

Cash and restricted cash are held with financial institutions, and cash held in trust is held by legal counsel. Digital currency is not a financial asset and is outside the IFRS 9 expected-credit-loss model. Digital currency held through third parties exposes the Company to custody, access and counterparty risk. The material rights and restrictions associated with the Luxor arrangement are described in Note 3(c).

(c)	Market and valuation risk

The Company’s derivative financial liabilities are particularly sensitive to the Company’s share price and expected volatility. The Level 3 continuity and sensitivity disclosure for derivative financial liabilities is included in Note 20(d).

BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

Notes to the interim condensed consolidated financial statements

For the three and nine months ended June 30, 2026 and 2025

(Unaudited – Expressed in United States Dollars, unless otherwise noted)

25.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, maintain financial flexibility and obtain financing commensurate with the risks of its business and development plans.

The Company is subject to externally imposed capital requirements under the JGB loan agreement, including the minimum cash, revenue and covenant EBITDA requirements described in Note 20.

Subsequent to June 30, 2026, the Company completed the special-warrant financing described in Note 26 and, on August 6, 2026, repaid the JGB senior secured loan in full. These transactions materially changed the Company’s capital structure after period end.

26.	SUBSEQUENT EVENTS

(a)	Special-warrant private placement

On July 30, 2026, the Company completed a private placement of 5,828,342 special warrants at US$4.25 per special warrant for gross proceeds of US$24,770,454. Each special warrant is exercisable, without additional consideration, into one voting common share and one common share purchase warrant. Each underlying warrant is exercisable at US$5.00 per share for five years, subject to the terms of the financing documents.

The special warrants automatically exercise on the earlier of the date specified in the financing documents following qualification of the underlying securities and four months and one day after closing. The Company intends to use the net proceeds for debt repayment, product and business development, potential acquisitions, working capital and general corporate purposes.

The Company is assessing the classification of the special warrants and underlying warrants under IAS 32, including the effect of contractual settlement provisions. The financing was a material non-adjusting event after June 30, 2026. Accordingly, no amount was recognized at June 30, 2026.

(b)	Prepayment of senior secured loan

On August 6, 2026, the Company repaid in full all outstanding obligations under the senior secured loan with JGB Collateral LLC, as administrative and collateral agent for the lenders. The repayment consisted of $22,375,000 of outstanding principal and $45,699.69 of accrued and unpaid interest. All related liens and security interests against the Company’s assets were released.